 1-A/A LIVE 0001692725 XXXXXXXX 024-10680 NY Residential REIT, LLC DE 2016 0001692725 6798 81-4685796 0 0 555 Madison Avenue 6th Floor New York NY 10022 212-692-5540 Evan Hudson Other 1000.00 0.00 0.00 0.00 1000.00 0.00 0.00 0.00 1000.00 1000.00 0.00 0.00 0.00 0.00 0.00 0.00 Artesian CPA, LLC N/A 100 000000000 N/A N/A 0 000000000 N/A N/A 0 000000000 N/A true true Tier2 Audited Equity (common or preferred stock) Y Y N Y N N 5000000 100 10.0000 50000000.00 0.00 0.00 0.00 50000000.00 N/A 0.00 N/A 0.00 N/A 0.00 N/A 3500.00 N/A 150000.00 N/A 0.00 N/A 75000.00 46000000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR NY Residential REIT, LLC Common Stock 100 100 $1,000 ($10.00 per common share) 0 Commencement Capital LLC has purchased 100 common shares for a purchase price of $1,000 in a private offering. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereof.